EXHIBIT 99.1

PRESS RELEASE

Banro Increases Measured and Indicated Mineral Resources at
Namoya By 39%

- Measured and Indicated (M&I) mineral resources now estimated to be 24.77 million tonnes grading 1.99g/t Au containing 1.58 million ounces of gold plus an Inferred resource of 9.47 million tonnes grading 1.44g/t Au containing 440,000 ounces of gold
- 39% increase in M&I resources compared to January 2011 Namoya Preliminary Assessment

Toronto, Canada - December 23, 2011 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce an increase in mineral resource estimates for its wholly-owned Namoya project located on the Twangiza-Namoya gold belt in the Democratic Republic of Congo (the "DRC").

Estimated measured and indicated mineral resources have increased by 39.0% to 1.58 million ounces of gold (24.77 million tonnes grading 1.99 g/t Au with a cut-off grade of 0.4g/t Au), compared with the previous measured and indicated mineral resource estimates of 1.13 million ounces of gold with a cut-off grade 0.4g/t Au (14.58 million tonnes at a grade of 2.43 g/t Au) announced by Banro in its press release dated January 24, 2011 as part of the Namoya Preliminary Assessment.

The updated mineral resource estimates for Namoya are set out in the following table.

Updated Namoya Mineral Resource Statement (effective date: December 23, 2011)

	Measured			Indicated			Inferred
	Mt	Au (g/t)	Moz	Mt	Au (g/t)	Moz	Mt	Au (g/t)	Moz
Oxide	8.50	1.86	0.51	1.65	1.45	0.07	2.41	1.18	0.10
Transitional	6.16	2.03	0.40	0.76	1.30	0.03	2.71	1.18	0.10
Fresh rock	5.25	2.36	0.40	2.45	2.10	0.17	4.35	1.74	0.24
Total	19.91	2.05	1.31	4.86	1.75	0.27	9.47	1.44	0.44
Note: Reported at a 0.4g/t Au cut-off grade

These estimates were prepared in-house by Banro and have been reviewed by independent consultants Venmyn Rand (Pty) Ltd. (“Venmyn”). They are based on drilling data available as at November 1, 2011 and followed a review, analysis, interpretation and estimation led by Justin Glanvill (from Glanvill Geoconsult), who is a Resource Consultant of Venmyn and a "qualified person", as such term is defined in National Instrument 43-101.  Venmyn has visited the site to review data collection procedures, geological interpretations and modeling, and estimation using geostatistical techniques.  Venmyn also reviewed the geological and grade continuity to supplement the review of data quality in order to confer mineral resource classification categories to reflect the variable sample coverage. Venmyn is satisfied that all drilling, sampling, database and geological modeling protocols comply with the standards prescribed by National Instrument 43-101.

"A 39% increase in Namoya’s measured and indicated mineral resource signifies tremendous momentum in Banro’s drive towards increasing its future production profile,” commented Banro CEO Simon Village.  “This increase in both size and confidence of the mineral resource – 1.58 million ounces in M&I and another 440,000 ounces in Inferred – represents a larger overall resource than we had originally envisioned for Namoya. We expect these newly-defined resources to generate an increase in the life of mine operations and total gold recovered from the Namoya project.  Indications are strong that the Namoya ore body is open at depth. Next year’s program will focus on increasing the resources further through extension drilling.”

Namoya Project Overview

The Namoya project, which is wholly-owned by Banro, is situated at the southern end of the Twangiza-Namoya gold belt in Maniema Province of the eastern DRC and covers an area of 174 square kilometres.  Exploration commenced in December 2004.  To date, 295 diamond drill holes totalling 43,502.72 metres have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit.  Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube and Filon B, all within two kilometres of the four main deposits, to further increase oxide and transition ounces for the heap leach project.

Additional information with respect to the Namoya project is contained in the technical report dated March 3, 2011 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Exploration at Namoya is being conducted under the supervision of Daniel K. Bansah, who is the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument NI 43-101).

Qualified Person

Daniel K. Bansah, who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)) and Banro’s Vice President, Exploration is the “qualified person” (as such term is defined in National Instrument 43-101)  responsible for the mineral resource estimates announced in this press release. Mr. Bansah has reviewed and approved this press release.

The mineral resource estimates use the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves and are reported in accordance with National Instrument 43-101 requirements.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro’s plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt and a second project at Twangiza to mine the sulphide portion of the resource.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, estimates and/or assumptions in respect of future gold production, revenue, cash flow and costs, estimated project economics, potential mineralization, potential mineral resources, potential mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets;

political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource Estimates

The mineral resource figures disclosed in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances).  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, CEO & Chairman, United Kingdom, Tel: +44 (1959) 575 039,

or Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221, or Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938,  E: info@banro.com